UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76029L100

(CUSIP Number)

Roxanne Reardon, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
John A. Morris, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,932,700

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,383,193

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,932,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
JOSEH Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,813,334

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,813,334

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,813,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on July 22, 2019 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the following:

On October 1, 2019, the Issuer certified that the 3,750,000 Earn Out Units subject to the $12.50 Condition vested. Of these 3,750,000 Earn Out Units, Mr. Morris received 85,101 Earn Out Units, Holdings LLC received 336,063 Earn Out Units, and the Trust received 37,340 Earn Out Units.

On October 1, 2019, of the 60,000 Post-Merger Repay Merger Units held in escrow pending post-Closing adjustments pursuant to the terms of the Merger Agreement (“Escrowed Units”), 39,674 Escrowed Units were canceled and the remaining units were released from escrow. Following such post-Closing adjustments, Mr. Morris received 483 of such units, Holdings LLC received 1,917 of such units, and the Trust received 213 of such units.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 39,308,373 shares of Class A Common Stock outstanding as of September 20, 2019, as reported in the Issuer’s Form S-8 filed on September 20, 2019, plus the shares of Class A Common Stock underlying any Post-Merger Repay Units held by the Reporting Persons (and the Trust), including the Escrowed Units released from escrow as described above, as applicable.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Holdings LLC directly holds 2,813,334 Post-Merger Repay Units, (b) the Trust directly holds 301,104 Post-Merger Repay Units, and (c) Mr. Morris directly holds 85,587 Post-Merger Repay Units, 183,168 Shares of Class A Common Stock, 366,338 unvested restricted shares of Class A Common Stock, which are subject to time-based vesting conditions, and 183,169 unvested restricted shares of Class A Common Stock, which are subject to performance-based vesting conditions relating to the price of the Class A Common Stock.

Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the Closing Date, Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock described above provide Mr. Morris with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Morris may be deemed to beneficially own such shares of restricted stock held by him.

Each Reporting Person is entitled to a vote for each share of Class A Common Stock underlying the Escrowed Units allocated to it or him, and therefore, may be deemed to beneficially own the Class A Common Stock underlying such Escrowed Units.

Mr. Morris owns all of the voting ownership interests of Holdings LLC and serves as the sole member of its board of managers and is the sole trustee of the Trust. Therefore, Mr. Morris may be deemed to be the beneficial owner of the securities held by Holdings LLC and the Trust.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in this Schedule 13D and below, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2019	/s/ John A. Morris
John A. Morris

JOSEH HOLDINGS, LLC

	By:	/s/ John A. Morris
	Name:	John A. Morris
	Title:	Manager

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